Exhibit 2

2016 FOURTH QUARTER RESULTS    Stock Listing Information Philippine Stock Exchange Ticker: CHP    Investor Relations + 632 849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

CEMEX HOLDINGS PHILIPPINES

	January - December				Fourth Quarter			
	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual
Cement volume[2]	5.1	5.0	1%	5.1	1.1	1.2	(8%)	1.1
Net sales	25,367	24,927	2%	24,806	5,557	6,379	(13%)	5,557
Gross profit	13,481	12,659	6%	12,920	3,149	3,361	(6%)	3,149
as % of net sales	53.1%	50.8%	2.3pp	52.1%	56.7%	52.7%	4.0pp	56.7%
Operating earnings before other expenses, net	5,506	4,937	12%	4,946	1,133	1,095	3%	1,133
as % of net sales	21.7%	19.8%	1.9pp	19.9%	20.4%	17.2%	3.2pp	20.4%
Controlling Interest Net Income	1,872			1,413	(7)			10
Operating EBITDA	6,727	6,056	11%	6,167	1,417	1,407	1%	1,417
as % of net sales	26.5%	24.3%	2.2pp	24.9%	25.5%	22.0%	3.5pp	25.5%
Free cash flow after maintenance capital expenditures	3,896			3,335	7			7
Free cash flow	3,099			2,539	(138)			(138)
Net debt[3]	291			291	291			291
Total debt[3]	318			318	318			318
Earnings per share[4]	0.66			0.50	(0.00)			0.00

In millions of Philippine Pesos, except volumes, percentages, net debt and total debt
[1] Refer to page 7 for information on pro forma adjustments
[2] Cement volume is in millions of metric tons. It includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
[3] In millions of U.S. Dollars
[4] In Philippine Pesos

Pro forma net sales in the fourth quarter of 2016 reached PhP 5,557 million, a decrease of 13% compared with the fourth quarter of 2015. The decline reflected lower public infrastructure activity versus previous quarters, impact of "La Niña-like" adverse weather conditions, and intensified market competition. For 2016, net sales increased 2%, from PhP24,927 million in 2015 to PhP25,367 million in 2016, resulting from higher volumes and prices of our products.

Pro forma cost of sales as a percentage of net sales decreased by 2.3pp in 2016 compared to 2015, from 49.2% to 46.9%. The decrease was mainly driven by lower energy costs, which have more than offset a higher proportion of our cement volumes being imported. For 2016, as a percentage of cost of sales, fuel and power were 16% and 22%, respectively, while for 2015, they were 22% and 26%, respectively. During the fourth quarter of 2016, cost of sales as a percentage of net sales decreased by 4.0pp compared with the same period last year, from 47.3% to 43.3%.

Pro forma operating expenses as a percentage of net sales increased by 0.4pp in 2016 compared to 2015, from 31.0% to 31.4%. During the fourth quarter, pro forma operating expenses increased 0.8 pp year-on-year, from 35.5% to 36.3%. For both the fourth quarter and full year of 2016, higher operating expenses, as a percentage to net sales, was mainly due to increases in SG&A items, driven by organic cost increases. Distribution expenses, as a percentage to net sales, have remained flat year-on-year, for both the full year and fourth quarter of 2016.

Pro forma operating EBITDA, at PhP 1,417 million pesos during the fourth quarter of 2016, increased by 1% compared with previous year same period. This increase reflects lower cost of sales even as revenues declined. For 2016, pro forma operating EBITDA increased 11% from PhP 6,056 million pesos to PhP 6,727 million pesos.

Pro forma operating EBITDA margin increased by 3.5pp during the fourth quarter of 2016 on a year-on-year basis, from 22.0% to 25.5%. For 2016, operating EBITDA margin increased 2.2pp year-on-year, reaching 26.5%.

Total debt at the end of December 2016 stood at US$ 318 million, of which US$ 291 million pertained to long-term debt owed to New Sunward Holding B.V. (NSH). On February 1, 2017, we signed a Senior Unsecured Peso Term Loan Facility Agreement with BDO Unibank, Inc. to refinance majority of our long-term debt with NSH.

2016 Fourth Quarter Results Page 2

Operating Results

Domestic Gray Cement	January - December 2016 vs. 2015	Fourth Quarter 2016 vs. 2015	Fourth Quarter 2016 vs. Third Quarter 2016
Volume	1%	(8%)	(12%)
Price in USD	(3%)	(9%)	(9%)
Price in PHP	1%	(5%)	(5%)

Domestic gray cement volume decreased 8% in the fourth quarter of 2016 versus the same period last year. During this time, we observed a decrease in cement consumption, reflecting lower public infrastructure activity and some restraint in private construction compared to previous quarters.

In addition, adverse "La Niña-like" weather conditions, compared with a relatively dry 2015, also affected our sales volumes during the quarter. The Visayas and Mindanao markets, where we distribute our products principally by sea, have been negatively impacted. We estimate a downtime of 12 additional days which were lost during the quarter relative to the quarter of the previous year due to an inability to operate at some ports. In 2016, this additional downtime was at 28 days compared to 2015. This particularly impacted sales volumes via dispatches from our APO plant where sea-bound volumes average around 6 thousand tons per day.

Weather analysts have predicted that these "La Niña-like" conditions will persist until March of 2017.

We observed that imports of cement into the country grew in 2016, a year in which the country appears to be experiencing a tight capacity situation. We estimate that imports by domestic cement manufacturers constituted the largest proportion of total imports versus imports by traders.

Domestic gray cement volume for 2016 increased by 1% on a year-on-year basis.

Domestic gray cement prices decreased 5% during the fourth quarter against same period last year. For 2016, domestic gray cement prices increased 1% versus same period previous year.

2016 Fourth Quarter Results Page 3

Operating EBITDA, Free Cash Flow and Debt Information

CEMEX HOLDINGS PHILIPPINES

Operating EBITDA and Free Cash Flow

	January - December				Fourth Quarter			
	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual
Operating earnings before other expenses, net	5,506	4,937	12%	4,946	1,133	1,095	3%	1,133
+ Depreciation and operating	1,221	1,119		1,221	284	311		284
Operating EBITDA	6,727	6,056	11%	6,167	1,417	1,407	1%	1,417
- Net financial expenses	1,404			1,404	339			339
- Capital expenditures for maintenance	534			534	341			341
- Change in working Capital	(378)			(378)	306			306
- Taxes paid	1,240			1,240	388			388
- Other cash items (Net)	32			32	35			35
Free cash flow after maintenance capital	3,896			3,335	7			7
- Strategic Capital expenditures	796			796	145			145
Free cash flow	3,099			2,539	(138)			(138)

In millions of Philippine Pesos, except volumes and percentages

[1] Refer to page 7 for information on pro forma adjustments

Debt Information

	Fourth Quarter 2016
Total debt	318
Short term	0%
Long term	100%
Cash and cash equivalents	27
Net debt	291

In millions of U.S. Dollars, except percentages

	Fourth Quarter 2016
Currency denomination	
U.S. dollar	100%
Philippine peso	0%
Interest rate	
Fixed	91%
Variable	9%

2016 Fourth Quarter Results Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - December				Fourth Quarter			
INCOME STATEMENT	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual	2016 Pro Forma[1]	2015 Pro Forma[1]	% var	2016 Actual
Net sales	25,366,667	24,927,203	2%	24,806,099	5,557,360	6,379,258	(13%)	5,557,360
Cost of sales	(11,885,883)	(12,268,630)	3%	(11,885,883)	(2,408,348)	(3,018,622)	20%	(2,408,348)
Gross profit	**13,480,784**	**12,658,573**	**6%**	**12,920,216**	**3,149,012**	**3,360,636**	**(6%)**	**3,149,012**
Operating expenses	(7,974,576)	(7,721,846)	(3%)	(7,974,576)	(2,015,987)	(2,265,227)	11%	(2,015,987)
Operating earnings before other expenses, net	**5,506,208**	**4,936,727**	**12%**	**4,945,640**	**1,133,025**	**1,095,409**	**3%**	**1,133,025**
Other expenses, net	(31,853)			(319,783)	(34,796)			(10,239)
Operating earnings	**5,474,355**			**4,625,857**	**1,098,229**			**1,122,786**
Financial expenses	(1,371,585)			(1,236,021)	(347,680)			(347,680)
Other financial income (expenses), net	(1,412,625)			(1,412,625)	(496,129)			(496,129)
Net income before income taxes	**2,690,145**			**1,977,211**	**254,420**			**278,977**
Income tax	(818,294)			(563,744)	(261,601)			(268,968)
Consolidated net income	**1,871,851**			**1,413,467**	**(7,181)**			**10,009**
Non-controlling Interest Net Income	24			24	5			5
Controlling Interest Net Income	**1,871,875**			**1,413,491**	**(7,176)**			**10,014**
Operating EBITDA	**6,727,481**	**6,056,135**	**11%**	**6,166,913**	**1,416,710**	**1,406,613**	**1%**	**1,416,710**
Earnings per share	**0.66**			**0.50**	**(0.00)**			**0.00**

[1] Refer to page 7 for information on pro forma adjustments

BALANCE SHEET	as of December 31 2016
Total Assets	**51,041,884**
Cash and Temporary Investments	1,337,155
Trade Accounts Receivables	909,667
Other Receivables	342,561
Inventories	2,577,577
Other Current Assets	1,420,057
Current Assets	6,587,017
Fixed Assets	15,814,811
Other Assets	28,640,056
Total Liabilities	**(22,357,671)**
Current Liabilities	(5,654,205)
Long-Term Liabilities	(15,919,322)
Other Liabilities	(784,144)
Consolidated Stockholders' Equity	**(28,684,213)**
Non-controlling Interest	(246)
Stockholders' Equity Attributable to Controlling Interest	(28,683,967)

2016 Fourth Quarter Results Page 5

Financial Results

CEMEX HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

	January - December				Fourth Quarter			
INCOME STATEMENT	2016	2015	% var	2016	2016	2015	% var	2016
	Pro Forma[1]	Pro Forma[1]		Actual	Pro Forma[1]	Pro Forma[1]		Actual
Net sales	532,154	546,539	(3%)	520,394	112,760	135,705	(17%)	112,760
Cost of sales	(249,348)	(268,995)	7%	(249,348)	(48,866)	(64,215)	24%	(48,866)
Gross profit	**282,806**	**277,544**	**2%**	**271,046**	**63,894**	**71,490**	**(11%)**	**63,894**
Operating expenses	(167,294)	(169,305)	1%	(167,294)	(40,905)	(48,188)	15%	(40,905)
Operating earnings before other expenses, net	**115,512**	**108,239**	**7%**	**103,752**	**22,989**	**23,302**	**(1%)**	**22,989**
Other expenses, net	(668)			(6,709)	(706)			(208)
Operating earnings	**114,844**			**97,043**	**22,283**			**22,781**
Financial expenses	(28,774)			(25,930)	(7,054)			(7,054)
Other financial income (expenses), net	(29,635)			(29,635)	(10,067)			(10,067)
Net income before income taxes	**56,435**			**41,478**	**5,162**			**5,660**
Income tax	(17,167)			(11,826)	(5,308)			(5,457)
Consolidated net income	**39,268**			**29,652**	**(146)**			**203**
Non-controlling Interest Net Income	1			1	0			0
Controlling Interest Net Income	**39,269**			**29,653**	**(146)**			**203**
Operating EBITDA	**141,132**	**132,783**	**6%**	**129,372**	**28,745**	**29,923**	**(4%)**	**28,745**
Earnings per share	**0.00**			**0.00**	**0.00**			**0.00**

[1] Refer to page 7 for information on pro forma adjustments

	as of December 31
BALANCE SHEET	2016
Total Assets	**1,026,587**
Cash and Temporary Investments	26,894
Trade Accounts Receivables	18,296
Other Receivables	6,890
Inventories	51,842
Other Current Assets	28,561
Current Assets	132,483
Fixed Assets	318,077
Other Assets	576,027
Total Liabilities	**(449,672)**
Current Liabilities	(113,722)
Long-Term Liabilities	(320,179)
Other Liabilities	(15,771)
Consolidated Stockholders' Equity	**(576,915)**
Non-controlling Interest	(5)
Stockholders' Equity Attributable to Controlling Interest	(576,910)

2016 Fourth Quarter Results

Page 6

Definitions of Terms and Disclosures

CEMEX HOLDINGS PHILIPPINES

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. ("CHP") reports its interim financial statements under Philippine Financial Reporting Standards ("PFRS"). When reference is made in 2016 to consolidated interim financial statements, it means CHP financial information together with its subsidiaries. When reference is made in 2015 to combined financial information, it means the combined operations of CHP's subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of December 31, 2016 has been converted at the exchange rates of 49.72 Philippine pesos per US dollar. The consolidated income statements for the twelve-month period ended December 31, 2016 and the combined financial information for the twelve-month period ended December 31, 2015 have been converted at the exchange rates of 47.67 and 45.61 Philippine pesos per US dollar, respectively, based on the simple average PHP/US$ of the end-of-month exchange rates for each of the twelve-month periods of 2016 and 2015, respectively. The exchange rates used to convert results for the fourth quarter of 2016 and the fourth quarter of 2015 were 49.29 and 47.01 Philippine pesos per US dollar, respectively, based on the simple average PHP/US$ end-of-month exchange rates for each of the three-month periods of 2016 and 2015, respectively. The same methodology of converting to US$ was applied with respect to figures in the pro forma financial information.

Pro forma financial information included in the report

For the purpose of the below clarification, the term "Company" refers to CEMEX Holdings Philippines, Inc., "CHP"" refers to the Company and its subsidiaries, and "CEMEX" refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.

CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18, 2016 (the "IPO"). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. As a result, CHP has no historical consolidated financial information for the twelve-month period ended December 31, 2015 or for the three-month period ended December 31, 2015. Furthermore, several strategies discussed in the CHP primary offer prospectus ("the Prospectus") were implemented upon conclusion of the initial equity offering: a) the new royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the new reinsurance scheme was incorporated prospectively effective August 1, 2016. Correspondingly, the historical consolidated financial information of CHP for the fourth quarter of 2016 is not directly comparable with the first, second and the third quarters of the same year, which was prepared fully or partially under the previous royalty and insurance agreements, as applicable.

For convenience of the reader, and in order to present comprehensive comparative operating information for the twelve-month periods ended December 31, 2016 and 2015, and for the three-month periods ended December 31, 2016 and 2015, CHP prepared pro forma selected consolidated income statement information for the twelve-month period ended December 31, 2016 and for the three-month period ended December 31, 2016, as well as pro forma selected combined income statement information for the twelve-month period ended December 31, 2015, and for the three-month period ended December 31, 2015, intended in all cases and to the extent possible, to present the operating performance of CHP on a like-to-like basis under a "normalized" expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been both effective from the beginning of each year.

CHP Pro forma consolidated income statement for the twelve-month period ended December 31, 2016, was adjusted beginning on August 1, 2016 to reflect the effects of reinsurance agreements as if the agreements would have been effective beginning January 1, 2016.

CHP Pro forma consolidated income statement for the twelve-month and the three-month periods ended December 31, 2015 appearing in this report represent combined historical selected income statement information of CHP subsidiaries, adjusted to reflect the 5% corporate service charges and royalties, and reinsurance agreements (on a like-to-like basis) for both the year-to-date and the three-month periods ended December 31, 2015.

In addition:

(1) The Pro Forma income statement for the three-month period ended December 31, 2015 appearing in this report was prepared under the same assumptions used for the Pro Forma combined income statement information for the year ended December 31, 2015 which was included in the Prospectus, with respect to the adjustments associated with the 5% corporate service charges and royalties, and the reinsurance agreements, as if the applicable contracts were in place from January 1, 2015.

(Continued on page 8)

2016 Fourth Quarter Results Page 7

Definition of Terms and Disclosures

CEMEX HOLDINGS PHILIPPINES

(Continued from page 7)

(2) the effects from the new reinsurance agreements appearing in this report's Pro Forma consolidated income statement information for the twelve-month and the three-month periods ended December 31, 2016 and 2015 reflect the actual accounting initiated on August 1, 2016 resulting in an increase in revenue, whereas the effects from the reinsurance agreements included in the Prospectus' Pro Forma consolidated income statement information for the year ended December 31, 2015, for simplicity of the Pro Forma information, were presented reducing operating costs.

Nonetheless, this difference in presentation would have had no effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the year ended December 31, 2015.

(3) the Pro Forma selected combined income statement information for the twelve-month and the three-month periods ended December 31, 2015 were adjusted to reflect depreciation arising from asset revaluation.

(4) the Pro Forma selected consolidated income statement information for the twelve-month and the three-month periods ended December 31, 2016 appearing in this report was prepared by (a) removing IPO-related operating expenses, (b) removing interest payments on short-term debt, and (c) annualizing long-term debt.

Definition of terms

PHP refers to Philippine Pesos.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

	January - December		Fourth Quarter		January - December	
	2016 average	2015 average	2016 average	2015 average	2016 End of period	2015 End of period
Philippine peso	47.67	45.61	49.29	47.01	49.72	47.06

Amounts provided in units of local currency per US dollar

2016 Fourth Quarter Results

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